

March 14, 2011

Mr. Xiangfei Zeng
Chief Financial Officer
China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province, PRC 23181

>   **Re: China Runji Cement Inc.**
>   **Form 10-K/A for the Fiscal Year Ended August 31, 2010**
>   **Filed February 25, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
>   **Filed January 14, 2011**
>   **Response Letter Dated February 25, 2011**
>   **File No. 0-51755**

Dear Mr. Zeng:

We have reviewed your response and amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Filed on February 25, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   We note your response to comment four in our letter dated January 18, 2011; however, we reissue the comment. In future filings, please expand your disclosure to more fully discuss and analyze the factors that led to the changes in various line items from period-to-period. For example, in your discussion of revenues, it would be helpful for investors

if you discussed in more detail, providing quantification where possible, how your competition in Anhui Province contributed to your 10 percent revenue decrease for the year ended August 31, 2010.

Liquidity and Capital Resources, page 20

2.   We note your response to comment five in our letter dated January 18, 2011; however, we reissue the comment. In future filings, please discuss all known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation S-K. For example, we note on page 12 of your Form 10-K/A that the company anticipates that it will need approximately $30 million to implement its business plan and meet its capital expenditure requirements over the next three years and that the company currently does not have any arrangements for additional financing. We further note on page 21 of your Form 10-K/A that you have approximately $14 million in short term loans with maturity dates through July 2011 and approximately $10.6 million due to related parties. We would expect to see a discussion of these issues and similar ones in your Liquidity section. In addition, you should provide an analysis of your current sources of liquidity as well as those you reasonably anticipate using in the future. For example, you might wish to address whether you expect to continue to utilize loans from related parties as a source of liquidity. You should address the extent to which management believes that your current sources are and will continue to be adequate for your short-term and long-term needs and, if they might be inadequate, what plans, if any, does management have to address your liquidity needs.

Controls and Procedures, page 41

Management's Report on Internal Control Over Financial Reporting, page 41

3.   We note your response to comment 13 in our letter dated January 18, 2011; however, we reissue the comment in part. In future filings, please disclose how long you believe the material weakness has existed.

Directors, Executive Officers and Corporate Governance, page 41

4.   We note your response to comment 15 in our letter dated January 18, 2011; however, we reissue the comment. Please note that Item 401(e) requires disclosure regarding the specific experience, qualifications, attributes or skills that led the company to conclude that each director should serve as a director of the company at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. This disclosure should be provided in addition

to the biographical information. See Item 401(e) of Regulation S-K.

Financial Statements

Intangible Assets, page 27

5.   It appears based on the reports you have furnished to our mining engineers, that your
        limestone deposit has not been demonstrated to contain either mineral reserves or
        resources. Please note the "Engineering Comment" below. As such, please explain why
        you believe your capitalized mineral rights and mine related costs are recoverable. If you
        continue to believe these costs should remain capitalized and are recoverable, please
        provide us with a copy of any impairment analysis in support of your conclusions.

Form 10-Q For the Fiscal Period Ended November 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
12

Forward Looking Statements, page 12

6.   We note your reference to Section 21E of the Securities Exchange Act of 1934. Please
        note that the statutory safe harbor provision for forward-looking statements does not
        apply to statements made with respect to the business or operations of a penny stock
        issuer. Since it appears that you are a penny stock issuer, please revise to eliminate this
        reference in future Exchange Act filings.

Controls and Procedures, page 15

Changes in Internal Control over Financial Reporting, page 15

7.   As we noted in comment 14 in our letter dated January 18, 2011, it is inappropriate to
        state that there were no changes other than those noted elsewhere. If there were changes
        in your internal control over financial reporting for purposes of Item 308(c) of Regulation
        S-K, please disclose that there were changes and describe the changes but do not also
        state, in any fashion, that there were no changes.

Signatures

8.   Please have future quarterly reports on Form 10-Q signed by a duly authorized officer
        and by your principal financial or chief accounting officer. In this regard, we note that
        your principal financial or chief accounting officer does not appear to have signed your
        quarterly report on Form 10-Q For the fiscal period ended November 30, 2010. Please
        refer to General Instruction G of Form 10-Q.

Exhibits 31.1 and 31.2 – Section 302 Certifications

9. We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Engineering Comments

10. We note your response to comments 23 and 24 concerning your disclosure of proven and probable reserves which is found on page 4. You disclosed measured and concluded reserves, not proven and/or probable reserves, which are the only classifications of reserves allowed under Industry Guide 7. A review of your geological report indicates the materials you are reporting are classified as types 332 and 333 material under the PRC Mineral Code titled Classification of Resources/Reserves for Solid Fuels and Mineral Commodities (GB/T 17766 - 1999).

Based on the 1999 reporting code these materials are labeled using a 3-digit code defining economics, the level of technical study, and the geologic confidence of the deposit. The first digit reflects economic viability, the second the feasibility assessment stage, and the third geologic confidence. Your materials are labeled as 332 or 333 which are intrinsically economic (3) on the low end of the scale from economic (1) and/or marginal/sub-economic materials (2M or 2S). These materials are further defined by a scoping level study (3), not a feasibility study (1) or pre-feasibility study (2), and have a geologic confidence as indicated (2) or inferred (3), and not measured (1). Based on these descriptions your materials classified as 332 and 333 are not proven and/or probable reserves. Please remove all reserve disclosure from your filing. However, you may disclose quantity (tonnage) and quality (grade) estimates for a "non-reserve limestone deposit," which refers to limestone that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.

In this instance, you would need to disclose that such a deposit would not qualify as a reserve under Industry Guide 7, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Generally, a "non-reserve limestone deposit" will be reported as an "in-place" grade and tonnage. Estimates of contained salable products in the "non-reserve limestone deposit" should not be reported, as these statements can be confused with reserves. Note that "non-reserve limestone deposit" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Please do the following:

• Remove the terms "concluded resources," "indicated resources," inferred resources" and the associated estimates from your filing.

• If the quantities associated with the above terms meet the requirements of a "non-reserve limestone deposit", disclose the estimates as "non-reserve limestone deposit."

• Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources in any tabulation.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact George K Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Jessica Kane at (202) 551-3235, or me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief